June 15, 2005


Mr. Michael Smith
Senior Vice President and Chief Financial Officer
Cobra Electronics Corporation
6500 West Cortland Street
Chicago, IL  60707


	RE:	Cobra Electronics Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for the fiscal quarter ended March 31, 2005
		File No. 0-00511

Dear Mr. Smith:

      We have reviewed your supplemental response letter dated
June
3, 2005 as well as your filing and have the following comments.
As
noted in our comment letter dated April 8, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 1 - Summary of significant accounting policies, page 21

Revenue recognition, page 23

1. Please refer to prior comment 5.   Tell us how you have given
consideration to the fact that approximately 15% of your annual sales were to customers outside of the United States, including how your review of the 80% customers and 4 day window would apply.

Note 10 - Loan receivable, page 30

2. Please refer to prior comment 9. It is unclear why you believe the equity method is appropriately solely on the determination that should you choose to exercise the warrants you would have 22.7% of the outstanding common stock. We note in your response you indicate that you do not have significant influence over Horizon or its management. Tell us how you considered the characteristics in paragraph 6(a), 6(c) and 7 of EITF 02-14 in your conclusion including how you have analogized ownership of the warrants to voting common stock. Also, provide us with additional details on your intent to exercise the warrants in the future.

3. Clarify for us what you mean by the term "step by step accounting" with regard to Horizon. Also tell us why you believed it was appropriate to adjust for the equity method since the inception of the loan.

4. Tell us why you have not recorded any value for any of the warrants issued. Tell us why you believe it is appropriate to record the equity losses against the value of the receivable. Specifically, tell us if you are considering the loan receivable to be a capital advance or if terms of the receivable have been changed such that repayment is not required. Cite your basis in the relevant accounting literature. We may have further comment.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Michael Smith
Cobra Electronics Corporation
June 15, 2005
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